UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated December 9, 2021, announcing that the Company has been awarded a “B” score by the Carbon Disclosure Project for taking coordinated action on climate issues.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: December 9, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Thursday 9 December 2021 – 8:00 a.m. CET _______________________________________

Carbon Disclosure Project confirms ‘B’ score for Euronav for actions against climate change

Highlights:

•	Carbon Disclosure Project (CDP) confirms ‘B’ score Euronav for taking ‘coordinated action on climate issues’
•	Euronav’s score remains higher than the average marine transport sector C score

ANTWERP, Belgium, 9 December 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that it has been awarded a B score for taking coordinated action on climate issues by the Carbon Disclosure Project (CDP). This is the same score as the Company obtained in 2020 with its first submission to the CDP platform.

The CDP is a global non-profit organization that has run the world’s leading environmental disclosure platform for over 20 years. In 2021, more than 13,000 companies worldwide shared data on their environmental impact in relation to climate change, forests, and water with the CDP.

Hugo De Stoop, CEO and Chairman of the Sustainability Committee of Euronav: “This is a well-recognised and respected third party accreditation of our sustainability and climate change credentials. Euronav has a strong sustainability focus, that we aim to integrate in every process throughout the company. Now, more than ever, companies, the shipping industry, and governments, need to take their responsibility. The time to act is now.”

Higher score than marine transport average

The CDP score ranges from A to D-, with A being the best possible rating, and is based on independent assessment against the scoring criteria of the CDP. Just like last year, the B score obtained puts Euronav in the ‘Management band’. Companies in this band are undertaking further steps to effectively reduce emissions, indicating more advanced environmental stewardship. Euronav’s score is higher than the marine transport sector average of C.

Euronav maintained its 'A' score on 'Emissions reduction initiatives' and vastly improved its 'Governance' score from a 'D' rating to an 'A' rating in 2021. This is a great achievement given that the CDP has raised the bar for qualification scores for climate leadership. The company's score was therefore lower than last year in five categories. The ‘Business strategy’, ‘Opportunity disclosure’ and ’Risk disclosure’ ratings fell from ‘A-‘ to ‘B’. ‘Risk management’ decreased from ‘A’ to ‘B-‘, and for ‘Targets’ Euronav received a’ D’ score.

PRESS RELEASE Thursday 9 December 2021 – 8:00 a.m. CET _______________________________________

Sustainable steps forward

A strong focus on high corporate governance standards and application of similarly high social standards within the company form the bedrock of Euronav’s commitment to sustainability. The Company has taken up a leading role in order to reshape the shipping and crude tanker industries and has been an active supporter of various international climate focused initiatives such as the Poseidon Principles and the Getting to Zero Coalition. More recently Euronav has become one of the signatories of the ‘Call to Action for Shipping Decarbonization’.

In addition to supporting such initiatives, Euronav also undertakes various projects within its own organization and with third parties to increase the sustainability of the organization. Testing biofuels, the establishment of a Joint Development Programme for ammonia-fitted tankers, and further digitization of the company are just a few of them. In December the company also secured an additional USD 73.5 million sustainability linked loan. The conclusion of this funding brings facilities with an integrated sustainability component to 41% of Euronav’s commercial bank financing.

New 2021-2025 CDP strategy to support net-zero emissions by 2050

There is a rising market demand for corporate environmental transparency. More than 590 investors with over USD 110 trillion in assets, and 200 major buyers with USD 5.5 trillion in procurement spend, requested corporate environmental data through CDP in 2021.

A record-breaking 13,000 plus companies representing over 64% of global market capitalisation disclosed through CDP. This is 35% more than last year, and over 141% more than when the Paris Agreement was signed in 2015.

To help tackle the climate and ecological emergency, the CDP has set out a new strategy for 2021-2025, with the aim to achieve net-zero emissions and full nature recovery by 2050.

The full CDP report can be found on the Company’s website: https://www.euronav.com/en/sustainability/publications/

The companies disclosing through CDP can be accessed here: https://www.cdp.net/en/companies/companies-scores

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PRESS RELEASE Thursday 9 December 2021 – 8:00 a.m. CET _______________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 770 368 4996
Email: IR@euronav.com

Announcement of Q4 results – Thursday 3 February 2022

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs (with further three under construction), 25 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) with a further five under construction and 2 FSO vessels (both owned in 50%-50% joint venture).

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.